323 N. Loop West· Houston, TX 77008· 713-665-2000· 866-311-6468· 713-665-8311

January 9, 2012

Mr. John P. Nolan
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4631
Phone Number: (202) 551-3492

Re:	The Mint Leasing, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 15, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 23, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 22, 2011
File No. 000-52051

Dear Mr. Nolan,

The Mint Leasing, Inc.  (the “Company”, “Mint Leasing,” “we,” and “us”) has the following responses to your October 18, 2011 comment letter:

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

General

1.
We read your response to comment two to our letter dated July 20, 2011. We note that you stated you will amend the 10-Q for the period ended March 31, 2011 to provide all the necessary disclosures required by ASU 2010-20. As of the date of this letter, it appears that you have not yet amended the filing. Please advise us of your timing for filing the amended 10-Q for the period ended March 31, 2011.

Response: The Company plans to file an amended report as soon as the outstanding issues regarding comment 2 below have been addressed to the satisfaction of the Staff so the Company can avoid having to file multiple amended reports.

Note 11 – Income Taxes, F-19

2.
 We read your response to comment three to our letter dated July 20, 2011; however, we are unable to concur that you provided a persuasive argument to our comments given the significant amount of negative evidence and the inherent subjectivity of the positive evidence supporting your view that a valuation allowance is not currently necessary.  Please revise your annual and interim financial statements accordingly to provide a valuation allowance for some, or all, of your deferred tax assets. Further, please revise future filings to discuss in detail how you assess realization of your deferred tax assets under ASC 740-10-30. As part of your response, please explain your income tax basis method of revenue recognition versus your GAAP basis method of revenue recognition and how that rolls up into your deferred tax asset and deferred tax liability.

Response: The Company continues to respectively, but strongly disagree with the staff’s position. We have analyzed all available evidence, both positive and negative and, given the positive trend in earnings, positive cash flow, US economic outlook, and the availability of new financing, and we continue to believe that a valuation allowance was not needed for all or some portion of the deferred tax asset.

Since our last response letter in August 2011, the Company has continued its trend toward profitability. We conducted a trend analysis by quarter which showed a steady decrease of the Company’s net loss through 2010 and 2011 ending with a net loss of only $79,978 for the quarter ended September 30, 2011. The Company has also continued to have positive operating cash flows since inception.

We believe that our loss was and is related to the global economic slowdown and not the lack of demand for our offerings or an unprofitable business model.  In 2008 and 2009, Toyota Motor Credit recorded a net loss in both years and a tax benefit of over $150 million and $450 million, respectively. Ford Motor Credit had similar results. Toyota Motor Credit did in fact return to profitability in 2010, but they are a March year end issuer and had a $12 billion dollar infusion of capital. We are just now seeing the benefit of additional working capital which we believe will have a positive impact to our profitability. The Company has evaluated ASC Subtopic 740 in great detail as follows:

Literature:

30-21  Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Other examples of negative evidence include, but are not limited to, the following:

a. A history of operating loss or tax credit carryforwards expiring unused

b. Losses expected in early future years (by a presently profitable entity)

c. Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years

d. A carryback, carryforward period that is so brief it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in a single year or the entity operates in a traditionally cyclical business.

740-30-21 – Negative Trends

a)  We do not have a history of losses or unused carryfowards. Prior to the unfortunate downturn in the global economy, we had been a profitable company dating back to our inception.

b)  There are no future expected losses. Based upon the positive working capital indicators that are discussed below, our expectation is that the Company will return to profitability in 2011.

c)  There are no unsettled or uncertain tax positions taken by the Company or any positions that would qualify under the previous FIN 48 literature.

d)  Our carryback or forward position is not brief and is very achievable in a normal business cycle.

Literature:

30-22  Examples (not prerequisites) of positive evidence that might support a conclusion that a valuation allowance is not needed when there is negative evidence include, but are not limited to, the following:

a.  Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures

b. An excess of appreciated asset value over the tax basis of the entity's net assets in an amount sufficient to realize the deferred tax asset

c. A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.

740-20-22 – Positive Trends

a)
There has always been a greater demand than supply for our loan products. As you will see in our prior filings, any funds that we have raised through financing activities have always been used to fund leases with little to no excess capacity. Given how many of our competitors have exited the market since the global economic slowdown, we believe that the demand for our products is higher now than ever.  Additionally, given the exit of many of our competitors, the average beacon score and credit worthiness of our customer has increased significantly (due to less money available in general for our customers to borrow) while at the same time we have not had to take a significant reduction in our own charged rates.  We also believe that our profit per agreement should continue to increase given our strengthening portfolio.

b)
We had an approximate $6,000,000 net equity position at December 31, 2010 as a result of our earnings. We have never had material sales of equity since becoming a public company in 2008, this equity is purely a result of our past success. Our primary lender Sterling Bank conducts routine examinations of our leasing program, books and records. They have always felt that the liquidation value of our assets exceeds the amount owed to the bank and given our timely payment history with the bank, favorable credit terms have always been granted. Our loan from Sterling Bank at one time represented the largest loan in their portfolio which resulted in increased scrutiny and regulation over our financial statements. In the event that the Company was forced to sell its assets in an orderly liquidation, it is our position that the Company’s asset value would exceed our liabilities by at least $5,000,000 resulting in a taxable transaction.

c)
As discussed previously, we have historically been profitable and we feel that our loss was through no fault of our own but due to the extraordinary global slowdown that took place throughout 2008 and 2009. We believe that our trends are now positive and this positive performance up until 2011 has taken place with little to no extra capital for new leases. With automobile demand rising, our portfolio being stronger, our management having more experience, less competitors in the market place, and credit being made available to us, we believe that there are no reasons to believe the aberrations of 2008 and 2009 which caused us to suffer losses will continue.

We have not had the benefit of a $12 billion capital infusion like what was seen at Toyota Motor Credit or any type of federal assistance but what we do have is a product that we offer in which demand exceeds supply and we believe that our rate of return and margin is very sustainable as long as our supply of capital remains consistent and our borrowers are not faced with another recession. Prior to the issuance of our December 31, 2010 financial statements, and subsequent to December 31, 2010, two major car dealerships here in Houston, Texas, informally agreed to provide us two $1,000,000 lines of credit, if requested by the Company. We believe it is reasonable for our Company to return to profitability in less than three years (since 2009) without the resources of our larger peers and we are proud of our progress. It did take Toyota Motor Credit two years of losses to turn around their portfolio and return to profitability.  Lastly, in 2010 our Company hired a consulting firm that was recommended by our bank to help strengthen our loss recognition programs and improve our overall portfolio. As a result, we believe that the monitoring, underwriting and performance of our portfolio is stronger now as a whole than it has ever been. We also do not believe the FASB’s purpose in writing the original FAS 109 which is now part of subtopic 740 was to eliminate deferred tax assets for any company that has a bad year, especially when the results were more economically and politically driven then driven by bad business practices. At one time in the early stages of the original FAS 109 there was some talk of a three year window to return to profitability assuming a company has evaluated the negative and positive trends and concluded no allowance would be necessary. While this three year hard line is no longer applicable, we as a company re-evaluate our need for a valuation allowance at every reporting period and on an ongoing basis. Additionally, if we have not returned to profitability by the fourth quarter of 2011 and have three straight years of losses, we do believe the negative indicators would be too substantial to overcome and we would in fact take a full valuation write down for any remaining deferred tax assets that we have calculated. That being said, as a company, we do not believe this will be necessary as we now believe that we have working capital sufficient to continue to grow our business and the strength and composition of our portfolio of leases is much stronger now than it was in the past, which should result in a much lower amount of forfeitures and bad debt.

On a pretax basis we lost over $6,000,000 in 2009, our first loss in the history of our company. We cut that loss in half in 2010. On average in 2010, our loss per quarter was approximately $875,000. This loss in the third quarter of 2011 decreased to less than $80,000 and on an EBITDA basis we are once again a profitable company.  Given our new access to capital, which we plan to lend to stronger borrowers and with fewer competitors in the market, we believe that it would be premature to reduce our deferred tax asset as we believe that we will likely pay income tax as a result of our 2011 performance and 2012 performance, barring another unforeseen global recession. While not mentioned earlier, we have determined that the demand for automobiles is higher now than it has been for the last three years, while the number of leasing companies in the market place is less than half of what it was in 2008.  These trends and facts along with our history of profitability and the fact that we have performed at a level at least from a results perspective that is consistent with our larger peers provides us with great comfort in our position.

Income tax basis method of revenue recognition versus your GAAP basis method of revenue recognition

On a GAAP basis, the Company recognizes revenue equal to the present value of the minimum lease payments plus any down payment at the inception of the lease. The remaining unrecognized portion of the minimum lease payments is deferred and recognized as investment income over the life of the lease.  The discount rate used in determining the present value is the interest rate implicit in the sales-type lease. On a tax basis, the Company recognizes the gross amount of the individual lease payments as income when received similar to operating lease income.  The cumulative difference, together with any differences in cost of goods sold, has resulted in a deferred tax liability of $227,511 for accounts receivable as noted in NOTE 11 – INCOME TAXES of the Form 10-K for the fiscal year ended December 31, 2010.

/s/ Jerry Parish
Jerry Parish
Chief Executive Officer